Exhibit 99.1

Cognyte

# NOTICE & PROXY STATEMENT

## ANNUAL MEETING OF SHAREHOLDERS

FISCAL 2025

A LETTER FROM OUR CHAIRMAN

To our fellow shareholders,

Fiscal 2024 marked a significant milestone for Cognyte, as the company returned to growth, enhanced profitability, and strengthened its capital structure. Building on this momentum, we believe we are well positioned to solidify our presence in key markets in fiscal 2025, emphasizing our unique strengths through highly differentiated and effective solutions that help our customers tackle their evolving challenges. Over the past eighteen months, the Cognyte management team has advanced operational initiatives, strategically streamlined the organization, and laid the groundwork for sustainable and profitable growth. Our focused approach on identifying and capitalizing on the best opportunities is evident in our revenue growth, improved profitability, cash generation and strong short- and long-term remaining performance obligations (RPOs), which provide us with enhanced visibility into our future growth potential. We expect fiscal 2025 to be a year of continued growth and driving operating leverage to achieve significantly improved profitability and cash flow.

A Foundation for Growth

We believe Cognyte’s leadership is laying a solid foundation to sustainable growth. This strategy focuses on two key areas: expanding the company’s presence in the North American market and continuing investment in research and development to bolster our technical capabilities, particularly in artificial intelligence (AI). We believe the market opportunity for Cognyte is significant, and the Board is confident that the company is well-positioned to deliver sustainable and profitable growth.

Enhancing Shareholder Engagement

Over the past year, and with the support of the Board, management has taken steps to increase engagement with shareholders and the broader investment community. This effort is designed to improve corporate transparency and to ensure that stakeholders better understand our corporate strategy, business opportunities and goals. Additionally, this initiative aims to bring shareholder feedback into the executive suite and boardroom, using these insights to aid decision-making and corporate planning.

As part of our effort to improve engagement with our shareholders, we have also made changes to this year’s proxy statement. These changes include providing a clearly defined peer group used to determine the compensation structure for senior management, and more detailed disclosure regarding the methodology and philosophy in determining management’s compensation. We have also added disclosures about our shareholder engagement and actions taken in response to feedback we received from such engagements. In line with our commitment to enhanced transparency and corporate governance, and in response to shareholder feedback, we have begun using and disclosing new KPIs, to provide a more comprehensive view of our business performance. We anticipate more changes in the future, as we continue to increase our engagement with our shareholders.
Changes to the Board

During the past fifteen months, we have made significant changes to the Board to positively impact the company’s performance. These changes include adding three new members with highly relevant experience and skill sets, establishing a strategy committee to focus on identifying opportunities to accelerate Cognyte’s growth, and my stepping into the Board Chairman role.

The Cognyte Board and management are aligned on strategy. We believe the company is on the right track and is well-positioned to create long-term value for shareholders. On behalf of the Board and Cognyte management, I thank you for your ongoing support.

Chairman of the Board

TABLE OF
CONTENTS

A Letter from our Chairman	2

Financial Highlights	6

Notice of Annual General Meeting of Shareholders	8

Proxy Statement	10

Security Ownership by Certain Beneficial Owners	18

Compensation of Executive Officers	22

Corporate Governance	23

Overview	23

Corporate Governance Practices	23

Board of Directors	24

Committees of our Board of Directors	28

Internal Oversight	31

Shareholder Engagement	31

Proposal 1 - Re-Election of Directors	33

Proposal 2 - Approval of Amendments to the Terms of Employment of our CEO	35

Background	35

Executive Compensation	37

Pay for Performance Philosophy	37

Executive Compensation Objectives	38

Factors in Establishing Executive Officers Pay Opportunities	39

Elements of Compensation	41

Equity Plan Governance	43

Policy for Recovery of Erroneously Awarded Compensation	44

Proposed Chief Executive Officer Compensation	44

Proposal 3 - Approval and Ratification of the Appointment of Independent Auditors	48

Appendix A - Reconciliation of GAAP to Non-GAAP Measures (Unaudited)	51

FINANCIAL
HIGHLIGHTS

Cognyte Software Ltd. (the “Company,” “Cognyte,” “we” or “us”) had a productive year and executed well during the fiscal year ended January 31, 2024 (“FYE24”) and the first quarter of the fiscal year ending January 31, 2025 (“FYE25”). Over the last quarters, we consistently delivered improved financial results compared to the same period in the previous year and we demonstrated the strength and leverage we have in our financial model. During such period, our revenue continued to grow compared to the same periods, while our gross profit grew at a faster rate than our revenue and our costs structure improved, enabling us to drive significantly improved profitability.

In addition, we strengthened our balance sheet in FYE24, generating significant cash from operations and free cash flow and ended Q1 FYE25 with $107 million of cash and no debt.
The following tables and graphs present a summary of certain consolidated financial data for fiscal year ended January 31, 2023 (“FYE23”) and FYE24 and for each of the fiscal quarters during FYE24 and the first quarter of FYE25. The summary of the financial data for the foregoing fiscal years has been derived from our audited consolidated financial statements, which were included in our Annual Reports on Form 20-F (the “Annual Reports”) filed with the Securities and Exchange Commission (the “SEC”), and the summary of the operating results for the relevant fiscal quarters has been derived from our unaudited interim consolidated financial statements for the relevant quarter. Our historical results for any prior period are not necessarily indicative of results expected in any future period. The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Overview of Operating Results” under Item 5.A (Operating Results) in the applicable Annual Reports and our consolidated financial statements and accompanying notes thereto included therein.

Summary of Financial Figures for FYE24 and FYE23 in millions of US$
	FYE24	FYE23*	YoY
Non-GAAP Revenue	313.5	283.0	10.80%
Non-GAAP Gross Profit	217.0	177.6	22.20%
Non-GAAP Gross margin	69.20%	62.80%	647 bps
Adjusted EBITDA	9.0	(55.9)	64.9
Cash	83.3	56.6	47.20%
Cash from operations	34.6	(37.0)	71.6

Summary of Operating Results for the Fiscal Quarters Q1FYE25 - Q1FYE24 in millions of US$

	Q1-FYE25	Q4-FYE24	Q3-FYE24	Q2-FYE24	Q1-FYE24
Non-GAAP Revenue	82.7	83.7	79.4	77.1	73.4
YoY%*	12.7%	17.6%	29.1%	5.8%	-5.3%
Non-GAAP Gross Profit	58.8	57.8	55.7	53.3	50.2
YoY%*	17.1%	25.1%	48.4%	13.1%	7.5%
Adjusted EBITDA	5.0	4.3	4.6	2.3	(2.3)
YoY change in $*	7.3	9.2	22.9	16.5	16.4

(*) as adjusted to reflect the divestiture on December 1, 2022, of our situational intelligence solutions business.

The foregoing summary includes certain financial measures not prepared in accordance with generally accepted accounting principle (“GAAP”). For a description of these non-GAAP financial measures, including the reasons management uses each measure, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see “Supplemental Information About Non-GAAP Financial Measures” at the end of this proxy statement.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	TO BE HELD ON SEPTEMBER 4, 2024

Dear Cognyte Software Ltd. Shareholders: We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Cognyte Software Ltd. (the “Company”), to be held on September 4, 2024, at 5:30 PM (Israel time), at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel (the telephone number at that address is +972-9-962-2300).

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

(1)
to re-elect each of Mr. Earl Shanks and Mr. Elad Sharon as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders to be held during the fiscal year ending January 31, 2028, and until their respective successors have been duly elected and qualified; and

(2)	to approve amendments to the terms of employment of Mr. Elad Sharon, the Company’s Chief Executive Officer; and
(3)
to approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending January 31, 2025, and until the next annual general meeting of shareholders, and to authorize Company’s Board (with power of delegation to its audit committee), to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended January 31, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of market on July 23, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares of the Company by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares of the Company through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of market on July 23, 2024, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control  number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares of the Company in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares of the Company at the Meeting (or to appoint a proxy to do so). Our Board recommends that you vote “FOR” each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares of the Company) will constitute a quorum.
The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is August 6, 2024. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission (the “SEC”) in a report of foreign private issuer on Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website at https://cognyte.com/investors/ or at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel, upon prior notice and during regular working hours (telephone number: +972-9-962-2300) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares of the Company be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on September 3, 2024, to be validly included in the tally of ordinary shares of the Company voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

PROXY STATEMENT

Annual General Meeting of Shareholders To Be Held on September 4, 2024

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Cognyte Software Ltd. (the “Company” or “Cognyte”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on September 4, 2024, at 5:30 PM (Israel time), at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s ordinary shares, beginning July 30, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of market on July 23, 2024 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares of the Company by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares of the Company so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.
Agenda Items

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

(1)
to re-elect each of Mr. Earl Shanks and Mr. Elad Sharon as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders to be held during the fiscal year ending January 31, 2028, and until their respective successors have been duly elected and qualified; and

(2)	to approve amendments to the terms of employment of Mr. Elad Sharon, the Company’s Chief Executive Officer; and
(3)
to approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending January 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee), to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended January 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum and Adjournment

On July 23, 2024, we had a total of 71,894,135 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of market on July 23, 2024, is entitled to one vote on each of the Proposals to be presented at the Meeting or any adjournment thereof. Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power.
If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares of the Company) will constitute a quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares of the Company in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2025 and accordingly, no broker non-votes are expected to result from this proposal; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares of the Company through a bank or broker to instruct its bank or broker how to vote its ordinary shares of the Company, if the shareholder wants its ordinary shares of the Company to count for the voting of the Proposals.

Vote Required for Approval of Each of the Proposals
The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

The approval of Proposal No. 2, is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the majority of the shares that are voted at the Meeting in favor of a such proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest (an “Interested Shareholder”) in the approval of such proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the total voting rights in the Company.

For purposes of determining whether a shareholder is an Interested Shareholder, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company) including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.
A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

As of this date, we are not aware of any “controlling shareholders”, and in addition we believe that other than Mr. Elad Sharon, our chief executive officer, none of our shareholders should have a personal interest in Proposal No. 2.

AS SUCH, UNLESS YOU NOTIFY THE COMPANY OF ANY PERSONAL INTEREST YOU MAY HAVE IN ANY OF THE PROPOSALS OR THAT YOU ARE (WHETHER ALONE OR WITH OTHERS) TO BE DEEMED AS A CONTROLLING SHAREHOLDER OF THE COMPANY, WE WILL COUNT YOUR SHARES AS DULY VOTED AND, CONSISTENT WITH APPLICABLE REGULATIONS, YOU WILL BE DEEMED NOT TO HAVE A PERSONAL INTEREST AND NOT TO BE A CONTROLLING SHAREHOLDER.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Accordingly, broker non-votes will have no effect on the outcome of the vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

+
By Internet – If you are a shareholder of record as of the Record Date, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

+
By telephone – If you are a shareholder of record as of the Record Date, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone.

+
By mail – If you are a shareholder of record as of the Record Date, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record as of the Record Date whose ordinary shares of the Company are registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions Inc., you can also vote your ordinary shares of the Company by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record as of the Record Date, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel, Attention: Liam Eckstein, Legal Director, Securities and Corporate Governance, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on September 3, 2024.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares of the Company will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your ordinary shares of the Company will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of ordinary shares of the Company held in “street name” in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares of the Company directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares of the Company, giving you the right to vote the ordinary shares of the Company at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares of the Company.
Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of market on July 23, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 30, 2024. Certain officers, directors, employees and agents of the Company may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of the Company’s ordinary shares. We have also retained Saratoga Proxy Consulting LLC. (Saratoga Proxy Consulting LLC. at (888) 368-0379, or info@ saratogaproxy.com) to assist in the solicitation of proxies for a fee of USD 17,500 plus reimbursement of out of pocket expenses.

Voting Results

The final voting results, including the number of shares votes “FOR,” “AGAINST” or “ABSTAIN,” will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.
Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website at, https://www.cognyte.com/investors/. The contents of that website are not a part of this proxy statement and are not incorporated by reference herein.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Liam Eckstein, Legal Director, Securities and Corporate Governance at
+972 9 962 5899 or liam.eckstein@cognyte.com. or Saratoga Proxy Consulting LLC. at (888) 368-0379, or info@saratogaproxy.com.

Caution About Forward-Looking Statements

This proxy statement contains “forward- looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward- looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this proxy statement that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee future performance and are based on management’s expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward- looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/ or global conditions; risks related to government contract dependency, including procurement risks, risks associated with operational challenges amid the Hamas and other terrorist organizations’ attack on Israel on October 7, 2023 and Israel’s war against them; risks related to geopolitical changes and investor visibility constraints; risks related to the impact of inflation and related volatility on our financial performance; risks relating to adverse changes to the regulatory constraints to which we are subject; risks related  to the impact of disruptions to the global supply chain; risks resulting from health epidemics or pandemics or actions taken in response to such pandemics; risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with political and reputational factors related to our business or operations; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks relating to proprietary rights infringement claims; risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products; risks related to the strengths of our intellectual property rights protection; risks that we may be unable to establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on third-party suppliers for certain components, products or services; risks due to the aggressive competition in all of our markets; challenges associated with our long sales cycles and with the sophisticated nature of our solutions; risks associated with our ability or costs to retain, recruit and train qualified personnel; risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives; risks associated with acquisitions, strategic investments, partnerships or alliances; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information;

risks associated with our failure to comply with laws; risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs; risks associated with our limited operating history as an independent public company; risks related to the tax treatment of our spin-off from Verint; and risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer; and other risks set forth in Section 3.D - “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2024, filed with the SEC on April 9, 2024, and in our subsequent filings with the SEC. In addition, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time. It is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this proxy are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward- looking statement made in this proxy statement speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

SECURITY OWNERSHIP BY
CERTAIN BENEFICIAL OWNERS

The following table sets forth information with respect to the beneficial ownership of our shares as of July 23, 2024 by:

+	each person or entity known by us to own beneficially more than 5% of our outstanding shares;
+	each of our directors and executive officers individually; and
+	all of our executive officers and directors as a group.
The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For the purposes of the table below, we deem restricted shares units scheduled to vest within 60 days of July 23, 2024, to be outstanding and to be beneficially owned by the person holding restricted shares units for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 71,894,135 ordinary shares outstanding as of July 23, 2024.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 33 Maskit, Herzliya Pituach, 4673333, Israel.

SECURITY
OWNERSHIP

Shares Beneficially Owned
Name of beneficial owner	Number	%
Directors and executive officers
Elad Sharon	395,823	0.55%
Earl Shanks	207,621	0.29%
Richard Nottenburg	—	—
Dafna Sharir	63,692	*
Avi Cohen	32,215	*
Sarit Sagiv	—	—
Ron Shvili	—	—
David Abadi	279,018	0.39%
Amir Barel	6,665	*
Gil Cohen	67,120	*
Ilan Rotem	34,140	*
Sharon Chouli	163,327	0.23%
Efi Nuri	74,691	0.10%
Rini Karlin	135,359	0.19%
All directors and executive officers as a group (14 persons)	1,461,671	2.03%
Major Shareholders
Value Base Ltd. and affiliates (1)	6,706,674	9.32%
Edenbrook Capital, LLC (2)	6,075,551	8.6%
American Capital Management, Inc. (3)	5,802,415	8.2%
Neuberger Berman, LLC (4)	5,038,357	7.16%
Topline Capital Management, Inc. (5)	3,754,643	5.2%
Senvest Management, LLC (6)	3,582,753	5.0%

(*) Less than 0.10%

(1)
As reported on Schedule 13D filed with the SEC on June 26, 2024, by Value Base Ltd. (“Value Base”), Ido Nouberger, Victor Shamrich, Value Base Hedge Fund Ltd. acting as the general partner to Harmony Base, Limited Partnership (the “Harmony GP”), Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership (“VBF GP”) and Tal Yaacobi. Because the reporting persons named in the Schedule 13D may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act, each of Harmony GP, VBF GP, Value Base, Mr. Shamrich, Mr. Nouberger and Mr. Yaacobi may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 6,706,674 Cognyte shares held in the aggregate by the reporting persons. The address of each of the reporting persons is 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(2)
According to a Schedule 13D/A filed on October 13, 2022, by Edenbrook Capital, LLC (“Edenbrook Capital”) and Jonathan Brolin, each had shared voting and dispositive power over 6,538,998 Cognyte ordinary shares. The number of shares set forth in the table is based on 6,075,551 shares reported in a Form 13F- HR filed with the SEC on February 13, 2024, by Edenbrook Capital and Jonathan Brolin. The address of each of the reporting persons is 116 Radio Circle, Mt. Kisco, NY 10549.

(3)
As reported on Schedule 13G filed with the SEC on February 14, 2024, by American Capital Management, Inc. (“ACMI”). ACMI has sole voting power over 1,787,581 Cognyte ordinary shares and sole dispositive power over 5,802,415 Cognyte ordinary shares. The address of ACMI is 575 Lexington Avenue, 30th Floor, New York, NY 10022.

(4)
As reported on Schedule 13G/A filed with the SEC on February 12, 2024 by Neuberger Berman Group, LLC (“NB Group”) and Neuberger Berman Investment Advisers LLC (“NBIA”). NB Group has shared voting power over 4,098,684 shares and shared dispositive power over 5,038,357 shares. NBIA has shared voting power over 4,005,531 shares and shared dispositive power over 4,880,459 shares. Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, and NBIA and certain affiliated persons may be deemed to beneficially these Cognyte ordinary shares in their various fiduciary capacities. NB Group, through its subsidiaries Neuberger Berman Investment Advisers Holdings LLC and Neuberger Trust Holdings LLC controls Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and NBIA and certain affiliated persons. Each of NB Group, NBIA, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons disclaim beneficial ownership of these Cognyte ordinary shares. The address of each of these reporting persons is 1290 Avenue of the Americas, New York, NY 10104.

(5)
As reported on a Schedule 13G filed with the SEC on April 29, 2024, by Topline Capital Management, LLC (“TCM”), Collin McBirney and Topline Capital Partners, LP (“TCP”), TCP beneficially owns 3,754,643 Cognyte ordinary shares. The securities reported on the Schedule 13G as beneficially owned by TCM are held by and for the benefit of TCP.

TCM, as the investment manager and general partner of TCP, and Mr. McBirney, as the member-manager of TCM, may be deemed to beneficially own the securities held by TCP insofar as they may be deemed to have the power to direct the voting or disposition of those securities. Each of TCM and Mr. McBirney expressly disclaims beneficial ownership as to the securities held by TCP, except to the extent of its or his pecuniary interests therein. The address of each of the reporting persons is 544 Euclid Street, Santa Monica, CA 90402.

(6)
As reported on Schedule 13G filed with the SEC on June 28, 2024 by Senvest Management, LLC (“Senvest”) and Richard Mashaal. Each of Senvest and Mr. Mashaal has shared voting and dispositive power over 3,582,753 Cognyte ordinary shares. The address of Senvest and Mr. Mashaal is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

COMPENSATION OF
EXECUTIVE OFFICERS

For information concerning the annual compensation earned during the year ended January 31, 2024 by our five most highly compensated executive officers, see Item 6.B. of our Annual Report on Form 20-F for the year ended January 31, 2024, as filed with the SEC on April 9, 2024 (the “FYE24 Annual Report”), a copy of which is available on our website at https://www.cognyte.com/investors/.
For a detailed discussion and overview of the elements of our compensation awarded to such executive officers, material compensation decisions and the material factors considered in making those decisions please see “Proposal 2 – Background”.

CORPORATE
GOVERNANCE

Overview

We are committed to effective corporate governance and independent oversight by our Board. The composition of our Board as well as our policies and programs are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders,  accomplished primarily through independence, diversity of relevant experience and engagement with shareholders and other key constituents.
Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders:

Board Composition & Evaluation	Executive Compensation	Board Members Communication & Education
Maintain a majority independent Board	Base a significant portion of the compensation opportunity of our executive officers on financial performance	Executive sessions between directors and key management members
Keep Chair and CEO positions separated	Set annual incentive targets for our executive officers based on objective performance measures
Shareholders’ views are shared with our Board, and incorporated in discussions of our strategy, operational performance, financial results, capital allocations, corporate governance, compensation programs, and related matters

Maintain entirely independent Board committees	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short and long-term shareholder value	Continuing education program for directors
Annual Board and committees performance review	Cap cash bonus payments and equity-based compensation	Discussions between the Board and shareholders
Independent directors’ executive sessions	Regularly review the executive compensation and peer group data	Regularly review and update Board expertise

Board

Duties and Responsibilities

Pursuant to the Companies Law, the management of our business is vested in our Board. Our Board may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the Compensation Committee of our Board (the “Compensation Committee”) and of our Board and are subject to the terms of any applicable employment agreements that we may enter into with them.

Our Board may, subject to the provisions of the Companies Law, delegate its powers to committees of the Board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by our Board, the committees shall not be empowered to further delegate such powers. The current composition and duties of the Board’s committees are described below.

Our Board oversees how management monitors compliance with our risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by us. Our Board is assisted in its oversight role by internal audit experts. The internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our Audit Committee.
Our Approach to Crafting our Board

We take a proactive approach to identifying prospective board candidates who demonstrate the essential competencies, experience, attributes, and integrity required for effective board service. This rigorous process is spearheaded by the Nominating and Governance Committee of our Board (the “Nominating and Governance Committee”), which evaluates qualified director candidates before making recommendations to the Board. Additionally, we actively engage with our shareholders to understand the merits they seek in board candidates, ensuring alignment with shareholder expectations. As a result, our Board currently comprises highly qualified and experienced individuals with diverse perspectives and backgrounds, including background and experience in finance, technology, software, capital markets and leadership roles. Together, they collaborate seamlessly to drive growth while safeguarding the interests of the Company and our shareholders. For further information regarding our Board’s extensive and diverse background, please see “Board Background and Skills Diversification.”

Evaluate Board Competencies and Needs

The Board, along with the Nominating and Governance Committee, annually conducts self- assessments to evaluate the Board’s competencies and dynamics. This thorough analysis allows the Board and the Nominating and Governance Committee to identify potential gaps and to determine necessary areas for improvement. These self-assessments, along with input from our shareholders, form essential building blocks for the Board’s analysis of skills when evaluating changes to the Board and potential director candidates.

Identifying and Evaluating Potential Candidates

In response to the specific areas our Board and the Nominating and Governance Committee identify where additional qualifications and experience may benefit the Board’s work, we actively seek out candidates who possess the required experience, attributes, and skills. Referrals may come from current board members and, at times, from other company stakeholders including shareholders, and at times we also use third-party search firms and other providers. The Nominating and Governance Committee assesses potential candidates to ensure they have the necessary qualifications to address the identified needs. This phase may involve individual meetings with members of the Board and, in certain cases, members of the management team.

Our Due Diligence Process

In alignment with the Companies Law, prospective board members undergo assessment to ensure compliance with legal and regulatory standards. In addition, their qualifications, experience, integrity, and ability to contribute effectively to governance are carefully evaluated by the Nominating and Governance Committee. This due diligence aims to protect the interests of the Company and our shareholders while upholding the highest levels of corporate governance and transparency.
Board Composition

Our Articles of Association provide that we may have no less than three and no more than eleven directors, as may be fixed from time to time by the Board. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one- third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re- election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re- election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, and until their successor has been duly elected and qualified, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Our Board currently consists of the following seven directors:
+ Earl Shanks, who serves as the Chairperson of the Board;
+ Elad Sharon, who also serves as our Chief Executive Officer;
+ Avi Cohen;
+ Dafna Sharir;
+ Richard Nottenburg;
+ Ron Shvili; and
+ Sarit Sagiv.

Other than Elad Sharon, our Chief Executive Officer, each of our other six directors is independent under Nasdaq corporate governance rules that require a majority of our directors to be independent. On May 1, 2024, Mr. Shvili and Ms. Sagiv joined our Board after succeeding Karmit Shilo and Zvika Naggan, who stepped down from our Board after more than three years.

Board Background and Skills Diversification

We believe it is important that our Board is comprised of individuals with a diversified set of skills and backgrounds.
The following chart offers a condensed overview of the significant skills, qualifications, and experiences held by each of our directors and director nominees. We believe the below underscores the diverse and complementary blend of capabilities within our Board, that allows for effective governance and oversight over the Company’s management and strategy. It is important to note that this summary does not encompass every detail of each director’s contributions or skill set, but rather provides a snapshot of attributes considered by the Board as key.

Director Skills and Experience	Earl Shanks	Elad Sharon	Richard Nottenburg	Dafna Sharir	Avi Cohen	Sarit Sagiv	Ron Shvili
CEO / Senior Leadership	X	X	X		X	X	X
Public Company Leadership Experience	X	X	X		X	X	X
Public Company Board Experience	X	X	X	X	X	X
Accounting Expertise & Financial Reporting	X	X	X	X	X	X
Software Business	X	X	X		X	X	X
International Business Experience	X	X	X	X	X	X
M&A / Capital Markets	X	X	X	X	X	X
Strategic Planning	X	X	X	X	X	X	X
Information Technology/ Cybersecurity / IT	X	X			X		X
Security Analytics Domain Expertise		X	X				X
Executive Compensation	X	X	X	X	X	X
Risk Oversight & Management	X	X	X	X	X	X
ESG / Sustainability					X	X

The table below provides certain information regarding the diversity of our Board as of the date of this proxy statement:

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	2	5	0	0
Part II: Demographic Background			-
Underrepresented Individual in Home Country Jurisdiction			-
LGBTQ+			-
Did Not Disclose Demographic Background			-

Board Meetings

Our Board holds a minimum of six meetings each year in which it reviews Company developments and deliberates on matters demanding Board oversight. Additional meetings are held from to time in order to allow the Board to exercise its oversight over Company’s management and to discuss matters that require the Board’s attention.

Board meetings feature the attendance, from time to time, of senior management members who present reports and participate in discussions pertinent to their areas of responsibility, in addition to external advisors designated or engaged by our Board for various tasks to assist the Board in fulfilling its duties, including our independent compensation consultant. In addition, our Board regularly holds closed sessions in which only Board members participate, without members of management.

Committees of Our Board

Our Board has established four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Strategy Committee.

The Board has formalized the procedures and duties of these committees through the adoption of committee charters, which are accessible on our website at https://www.cognyte.com/investors/.
Audit Committee

The audit committee of our Board (the “Audit Committee”) consists of Ms. Sharir (Chairperson), Ms. Sagiv, and Mr. Cohen. The Board has determined that each of Ms. Sharir, Ms. Sagiv, and Mr. Cohen meets the heightened standards of independence for audit committee members under the Nasdaq rules, including Rule 10A-3(b) (1) under the Exchange Act of 1934, as amended. Additionally, based on their education and experience, each of Ms. Sharir, Ms. Sagiv, and Mr. Avi Cohen is deemed financially literate in accordance with the requirements of Nasdaq Rule 5606(C)(2) for audit committee members.

Our Board has determined that Ms. Sharir is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.
The Audit Committee charter outlines the responsibilities of the Audit Committee which include:
+	retaining and terminating our independent auditors, subject to the ratification of our Board, and in the case of retention, to that of our shareholders;
+	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;
+
overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

+	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

+
recommending to our Board the retention and termination of the head internal auditor, and the head internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal audit department;

+	reviewing with our Chief Legal Officer and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;
+	identifying irregularities in our business administration, inter alia, by consulting with the head internal auditor or with the independent auditor, and suggesting corrective measures to our Board;
+
reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

+	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee

The Compensation Committee consists of Mr. Nottenburg (Chairperson), Ms. Sharir and Mr. Cohen. Our Board has determined that each member of our Compensation Committee is independent under the Nasdaq rules, including the additional independence requirements applicable to the members of a compensation committee.
The Compensation Committee charter outlines the responsibilities of the Compensation Committee, which include:
+
approving and recommending to our Board for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity- based compensation plans, and overseeing the development and implementation of such policies and recommending to our Board any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

+
approving and recommending to our Board for its approval the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

+	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and
+
assisting the Board in administering our equity- based compensation plans, including without limitation, recommending to our Board the adoption and/or amendment of such plans, interpreting such plans and the awards and agreements issued pursuant thereto, and approving and recommending to our Board the approval of awards to eligible persons under the plans and the terms of such awards.

Nominating and Governance Committee

The Nominating and Governance Committee of the Board (the “Nominating and Governance Committee”) consists of Mr. Shanks (Chairperson), Mr. Shvili and Ms. Sagiv. The Board has determined that each member of our Nominating and Governance Committee is independent under the Nasdaq rules.

The Nominating and Governance Committee charter outlines the responsibilities of the Nominating and Governance Committee, which include:
+
evaluating and making recommendations to our Board concerning the structure, composition and functioning of our Board and any committee thereof, to ensure the Board has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds;

+
recommending to our Board for its approval criteria for the Board and committee membership, including a description of any specific and minimum qualifications that the Nominating and Governance Committee believes must be met by a committee- recommended nominee;

+
identifying and evaluating individuals, including individuals proposed by our shareholders, qualified to serve as members of our Board, consistent with criteria established by the committee, a new director candidate evaluation process and the qualification requirements set forth under the Companies Law and Nasdaq corporate governance rules;

+	recommending to the Board candidates for election or reelection by our Board at each annual general meeting of shareholders;

+	establishing procedures for and oversee performance evaluations of the members of our Board and our Board and the committees thereof on a collective basis;
+	reviewing our Board meeting procedures, including the appropriateness and adequacy of the information supplied to directors prior to and during meetings of our Board;
+
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the Board a set of corporate governance guidelines applicable to our Company; and

+	assisting our Board in fulfilling its oversight responsibilities relating to corporate responsibility and environmental, social and governance matters.

Strategy Committee

In April 2024, the Board established a Strategy Committee (the “Strategy Committee”), which is comprised of Mr. Cohen (Chairperson), Ms. Sharir and Mr. Shvili.

The Strategy Committee charter outlines the responsibilities of the Strategy Committee which include:
+	providing the Board with recommendations, in relation to the development and execution of the Company’s strategy, including its strategic plans and initiative;
providing guidance and support to management in the execution of strategic projects and initiatives, including resource allocation and performance management; and

+
assisting management in assessing and monitoring external factors such as regulatory changes, technological advancements, and economic conditions that may impact the Company’s strategy. The Strategy Committee shall also maintain a cooperative, interactive planning process with management, including but not limited to, identifying and prioritizing strategic goals.

Board and Committee Attendance in the Fiscal
Year Ended January 31, 2024 (“FYE24”)

During FYE24, our Board convened eight times, with the Audit Committee holding six meetings, the Compensation Committee holding seven meetings, and the Nominating and Governance Committee holding four meetings. Six out of seven directors, including those nominated for re-election, attended all Board and committee meetings they were assigned to. One director attended all Board and committee meetings except a single board meeting during FYE24.

Internal Oversight

Our solutions are designed for use, primarily by government agencies, as investigative analytics tools aimed at driving Actionable Intelligence for a Safer World™. Accordingly, our solutions are sold to aid government agencies in preventing and investigating crime and terror.

As part of our business processes, we apply a set of internal compliance policies, guidelines and oversight measures that are aimed to support our goal of having our solutions used solely in a manner that serves their intended purpose and to mitigate the risk of any misuse. We and our Board periodically evaluate such policies, guidelines and measures.
As part of such internal compliance policies, guidelines and oversight measures, sale opportunities are reviewed by a trade compliance team that assesses various factors, including whether any sanctions are applied with respect to the customer or the relevant country, and assesses the nature of any regulatory requirements, the contractual arrangements with the customer, and the risk of the use of our solutions in a manner contrary to the purpose for which such solutions were developed. The assessment process and the level of review are based on the characteristics of the opportunity in question. In accordance with our internal guidelines, findings of the trade compliance team are presented to senior executive officers tasked with such role, who in turn from time to time, also consult with and report to Board members.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage.
In line with our commitment to enhanced transparency and corporate governance, and in response to shareholder feedback, we have begun using and disclosing new KPIs, to provide a more comprehensive view of our business performance. We are committed to maintaining an active dialogue with our shareholders to understand their priorities and concerns, particularly regarding our business strategy, growth initiatives, corporate governance policies and practices and compensation. Engaging with our shareholders is integral to our corporate values of open communication and accountability. By fostering this dialogue, we aim to align shareholder expectations with our strategic goals, practices and disclosures. We intend to continue these efforts in the future, as they are essential to our long-term success.

In connection with our proxy for FYE25, we contacted our top 20 institutional shareholders as well as several other key shareholders, representing approximately 60% of our outstanding shares. We ultimately spoke with shareholders representing approximately 40% of our outstanding shares, while shareholders holding an additional approximately 10% of our outstanding shares informed us that they did not view an in-depth discussion as necessary. The discussions were led by the Chairman of the Board and other independent Board members as well as our head of investor relations, and we invited shareholders to share their views regarding our overall strategy, corporate governance and executive compensation. In addition, we engaged an investor relations firm to conduct a survey to provide an additional channel for shareholders to share feedback and insights with management and the Board. Feedback from our shareholders was shared and discussed with the Board.

During the past few months, our Board Chair has met with shareholders representing almost half of the outstanding shares to get current shareholder feedback on the Company and to discuss CEO compensation.

As a result of the foregoing extensive engagement process, we have taken the following actions:
+ We added two highly experienced Board members to enhance expertise and governance, especially in the domains of capital markets, financial reporting and security analytics.

+ We enhanced our disclosure regarding our corporate governance practices and policies, and added:
•  a skills matrix to highlight the diverse skills and backgrounds of our Board members; and
•  disclosures on the oversight, responsibilities and practices of our Board to provide greater clarity on the Board’s role in overseeing the Company’s management and strategy.
In addition, we added detailed disclosure regarding our approach to and philosophy for compensation of executive officers, including disclosure on the peer group we use as a benchmark and the criteria used in setting the performance-based compensation.

Our management and Board continue to engage regularly in dialogue with many of the Company’s shareholders. Through our shareholder outreach, we have established important feedback channels that provide a valuable way to receive ongoing input from our shareholders.

In advance of filing the Company’s FYE25 proxy statement, our Chairman of the Board and head of investor relations engaged with our top five institutional shareholders, which represents approximately 40% of our outstanding shares, to gather their current perspectives on the Company’s strategy, corporate governance and executive compensation philosophy.

For more information regarding our Board, its committees, and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our FYE24 Annual Report.

PROPOSAL 1	RE-ELECTION OF DIRECTORS

Background

On July 11, 2023, in accordance with our Articles of Association, our Board, set the number of our directors at seven directors and named Mr. Earl Shanks as the Board’s chairperson. In addition, in April 2024, our Board appointed Mr. Shvili and Ms. Sagiv as members of the Board to replace Mr. Naggan and Ms. Shilo who stepped down from their role, effective May 1, 2024.

Our Board is divided into three classes with staggered three-year terms as follows:
+
the Class I directors are Mr. Richard Nottenburg, Ms. Sarit Sagiv and Mr. Ron Shvili and their terms expire at our annual meeting of shareholders to be held during the fiscal year ending January 31, 2026;

+	the Class II directors are Ms. Dafna Sharir and Mr. Avi Cohen, and their terms expire at our annual meeting of shareholders to be held during the fiscal year ending January 31, 2027; and
+	the Class III directors are Mr. Earl Shanks and Mr. Elad Sharon, and their terms expire at the Meeting.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.
At the Meeting, shareholders will be asked to re-elect each of Mr. Earl Shanks and Mr. Elad Sharon, to our Board to serve until the annual general meeting of our shareholders to be held during the fiscal year ending January 31, 2028, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

Mr. Earl Shanks qualifies as an independent director under the Nasdaq corporate governance rules. In accordance with the Companies Law, each of Mr. Earl Shanks and Mr. Elad Sharon has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company, taking into account the size and special needs of the Company.

During FYE24, each of the directors standing for re-election at the Meeting attended 100 % of our Board and Board committee meetings, as applicable.

The Nominating and Governance Committee of our Board recommended that each of Mr. Earl Shanks and Mr. Elad Sharon be re-elected at the Meeting as a Class III director for a term to expire at the annual general meeting of our shareholders to be held during the fiscal year ending January 31, 2028, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

Biographical information concerning Mr. Earl Shanks and Mr. Elad Sharon is set forth below:

Earl Shanks: Mr. Shanks has served as a member of our Board since January 18, 2021, shortly before the effective date of the spin-off and as non-executive Chairman of the Board since September 6, 2023. Mr. Shanks previously served as a director of Verint until the completion of the spin-off. Since March 2017, Mr. Shanks has served as a director of Gaming & Leisure Properties, Inc. From November 2015 until May 2017, Mr. Shanks served as the Chief Financial Officer of Essendant Inc. Previously, Mr. Shanks served as the Chief Financial Officer at Convergys Corporation, and held various financial leadership roles with NCR Corporation, ultimately serving as its Chief Financial Officer.

Elad Sharon: Mr. Sharon has served as our Chief Executive Officer and as a member of our Board since February 1, 2021, the effective date of our spin-off from Verint Systems Inc. Previously, he served as the President of Verint’s Cyber Intelligence Solutions business since February 2016. Since joining Verint in 1997, Mr. Sharon held a broad range of management positions in the Cyber Intelligence Solutions business, including Senior Vice President of Products, R&D and Delivery, Senior Vice President of Strategic Programs, and Chief Operating Officer.
Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve that Mr. Earl Shanks be re-elected as Class III director, to serve until the annual meeting of shareholders to be held during the fiscal year ending on January 31, 2028 and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”
“RESOLVED, to approve that Mr. Elad Sharon be re-elected as Class III director, to serve until the annual meeting of shareholders to be held during the fiscal year ending on January 31, 2028, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Mr. Earl Shanks and Mr. Elad Sharon as a Class III director for a term to expire at the annual general meeting to be held during the fiscal year ending January 31, 2028.

PROPOSAL 2	APPROVAL OF AMENDMENTS TO THE TERMS OF EMPLOYMENT OF MR. ELAD SHARON, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of its chief executive officer, is required, subject to certain exceptions, to obtain the approval of its compensation committee, Board and shareholders, in that order.

In order to accomplish our key corporate objectives, we must attract, motivate and retain highly skilled and experienced people to execute our corporate strategy and lead our team. Our Board and its Compensation Committee have designed our compensation programs to support the creation of shareholders’ value while also maintaining our ability to recruit and retain talent. We view long-term incentive compensation in the form of equity-linked awards as a critical element of the compensation package offered to our executives.

Mr. Sharon serves as our Chief Executive Officer and as a member of our Board since February 1, 2021, the effective date of our spin-off from Verint. Prior to that, Mr. Sharon served as the President of Verint’s Cyber Intelligence Solutions business since February 2016. Since joining Verint in 1997, Mr. Sharon held a broad range of management positions in its Cyber Intelligence Solutions business, including Senior Vice President of Products, R&D and Delivery, Senior Vice President of Strategic Programs, and Chief Operating Officer.
The Board unanimously believes that Mr. Sharon is an exceptional Chief Executive Officer who has consistently demonstrated outstanding leadership and vision. Mr. Sharon has a comprehensive and thorough understanding of our business, solutions and target markets, he has long standing relationships with many of our customers and partners and is well regarded in the industry as an experienced executive that witnessed its evolution and possesses full perspective on trends, prospects and directions of the industry in the future and the competitive landscape. Under his guidance, the Company developed innovative solutions to address evolving technologies and market needs, expanded its footprint to additional countries and regions, enhanced the competitive edge of the Company’s technology and built a leading team of dedicated and talented employees.

Moreover, under his leadership, the Company has achieved significant milestones, including its separation from Verint and its establishment as an independent standalone publicly traded company, the divestiture of the SIS business and the expansion into the North America market. Mr. Sharon’s track record is reflected, among other things, in the Company’s success in resuming growth in the past year, despite challenging market conditions, and in creating the fundamentals for continued growth, as reflected in the generally improving operating results in the last five fiscal quarters.

The Board believes that Mr. Sharon’s deep understanding of the industry, coupled with his ability to execute our strategic initiatives and his significant relationships with many of our customers, has positioned the Company for long-term success. Mr. Sharon’s commitment to innovation and operational excellence has both driven our current performance and laid a strong foundation for future growth. We believe that his continued leadership is crucial for maintaining the Company’s competitive edge and delivering sustained value to our shareholders.

In our annual general meeting for the year ended January 1, 2024, our shareholders voted on a proposal to amend the terms of employment of Mr. Sharon, however the proposal was not approved.

In light of this outcome, our Compensation Committee and our Board reevaluated our approach to the compensation of our Chief Executive Officer in relation to comparable terms of compensation to CEOs in similarly situated companies. Furthermore, we concluded that in order to allow our shareholders to consider the matter with a comprehensive understanding of relevant information, it would be advisable to expand our disclosures on compensation and key considerations, including the applicable peer group, beyond the standard practice for Israeli companies.
Mr. Sharon’s current base salary is in the 10th percentile of our Peer Group (as defined below), and with the target bonus and the fair value of equity awards issued over the past year, his target total direct compensation is in the 25th percentile of our Peer Group. Following the Board’s review of the comparative data and analysis prepared by the Board’s and the Compensation Committee’s compensation consultant, as further described below, the Board and the Compensation Committee concluded that Mr. Sharon is currently under-compensated. The Board and the Compensation Committee believe that it is appropriate to reconsider the compensation terms for our Chief Executive Officer and that in recognition of Mr. Sharon’s experience and performance and the value he brings to Cognyte’s shareholders, it is appropriate to propose a competitive compensation package in order to motivate and retain Mr. Sharon over a long-term, all in accordance with the Company’s compensation philosophy. This competitive compensation package is designed to provide a total compensation opportunity at target for our Chief Executive Officer at around a median level as compared to our Peer Group. The Board is confident that Mr. Sharon’s leadership has been instrumental in achieving our strategic goals and delivering significant value to our shareholders and that Mr. Sharon’s continued service as the Company’s Chief Executive Officer is a key factor in the Company’s future success and growth. Therefore, we are seeking shareholder approval for amendments to the Chief Executive Officer’s compensation package, which we believe are fair, competitive, and aligned with the Company’s long-term success.

After receiving feedback from our shareholders, and in line with our overall compensation philosophy, our Compensation Committee and Board have designed the proposed compensation package to align a significant portion of the Chief Executive Officer’s compensation with shareholder interests and long-term Company value while allowing for Mr. Sharon’s compensation to remain appropriate and competitive relative to market practices in similar technology companies, and in a changing market environment. To ensure that the majority of Mr. Sharon’s compensation is directly tied to building long-term shareholder value, the Compensation Committee and Board have determined that the optimal mix of cash and equity awards should be more heavily weighted toward equity compensation, including variable, performance-based equity, with a lower cash component.

At the Meeting, shareholders will be asked to approve amendment to the compensation terms of Mr. Elad Sharon, our Chief Executive Officer.

The shareholder vote on this matter is binding under Israeli law, unlike the advisory “say- on-pay” votes found in proxy statements for U.S. domestic companies. If this Proposal 2 is not approved by the affirmative vote of our shareholders as described herein, the Company will not be authorized to provide the compensation described herein to our Chief Executive Officer.

Executive Compensation

In this section we provide an overview of the compensation awarded to or earned by our executive officers during FYE24, including an overview of the elements of our compensation awarded to such executive officers, material compensation decisions and the material factors considered in making those decisions.
Pay for Performance Philosophy

Our Compensation Committee believes that a well-designed executive compensation program is one in which pay opportunities are competitive with the market, performance goals are challenging but achievable, and overall pay outcomes are aligned with corporate and individual performance. The Compensation Committee takes a mid and long-term view in designing our executive compensation program, taking into account that the Company may experience variability in year-by-year performance. We further believe it is important that pay opportunities remain competitive with the Peer Group and the market at all times, to attract and retain the talent needed to support the Company’s growth and the long- term strategy. The Board and the Compensation Committee took these considerations into account in the design of pay opportunities for FYE24, including in striking a balance between short-term and long-term objectives.

Other than with respect to our Chief Executive Officer, the compensation terms for whom we are seeking to amend, we believe that the compensation of our other executive officers for FYE24 was aligned with the Company’s performance during FYE24. For further information regarding the Company’s performance in FYE24, please see “Financial Highlights. Compensation Governance and Best Practices.”

We are committed to having strong governance standards with respect to our compensation programs, procedures and practices.

Our key compensation practices include the following:

What we do	What we do not do
Equity compensation grants to promote executive retention and reward long-term value creation	Do not grant uncapped cash incentives or guaranteed equity compensation
Fully independent directors on Compensation Committee, composed of at least three members	Do not provide compensation-related tax gross ups
Engage an independent compensation consultant to advise our Compensation Committee	Do not provide significant perquisites
Carefully managing our equity dilution level (currently below 10%)	Do not permit hedging or pledging of Company securities
Continuously enhancing our compensation practices to include a significant performance- based component in our executives’ compensation. Currently, at least 50% of our executives’ annual equity grant is subject to performance-based criteria

Executive Compensation Objectives

A key objective in setting officer pay opportunities is to attract and retain the best talent to lead our Company and to incentivize our leaders to achieve outstanding performance results and create shareholder value. To support this objective, we set target compensation in a range around median by reference to the competitive benchmarking review and design our compensation arrangements so that actual pay outcomes will vary above or below target based on the individual and corporate performance achieved. Competitive benchmarking review and other factors are discussed below under “Factors in Establishing Executive Officer Pay Opportunities.”
Our objective is to craft a balanced blend of fixed, annual incentive, and long-term incentive compensation. This aims to not only attract and retain our executive officers but also to motivate them to consistently deliver their best performance, thereby maximizing both short-term outcomes and long- term shareholder value.

We strive to set our overall total compensation at a competitive level. Executives may be compensated above or below the targeted market position based on factors such as experience, performance, scope of position and the competitive demand for proven executive talent, as described further below under “Factors in Establishing Executive Officer Pay Opportunities.”

Factors in Establishing Executive Officer Pay Opportunities

Role of the Compensation Committee

The Compensation Committee is responsible for establishing and overseeing our executive compensation programs and annually reviews and determines the compensation to be provided to our executive officers. In setting executive compensation, the Compensation Committee considers a number of factors, including Company’s financial position and the recommendations of our Chief Executive Officer (other than with respect to his own compensation) and our People team, current and past total compensation, competitive market data and analysis provided by the Compensation Committee’s independent compensation consultant.

Performance as a Key Consideration in Annual Compensation Review

The Compensation Committee conducts a thorough performance review process of each of our executives on an annual basis, considering, among other factors, the achievement of the specific performance goals that were set for each executive at the beginning of the previous year as well as our Chief Executive Officer’s assessment of the performance of each executive (other than himself). The performance review is used by the Compensation Committee and the Board to determine the extent to which an executive has earned their performance-based, variable cash and equity compensation for the previous fiscal year. Further, the performance evaluation serves as a key factor in considering potential updates of an executive’s compensation package.
Each year, the Board approves, based on the recommendation of the Compensation Committee, the financial and strategic goals applicable to the executives’ performance- oriented, variable compensation, based on the Company’s operating plan for that year and its strategic goals for the upcoming years. These quantitative and, to a lesser extent, qualitative goals are assigned to each executive as part of their annual bonus plan, and a composition of different key, measurable performance indicators for the Company are designated as performance criteria for the purposes of earning performance based restricted stock units (PSUs) granted by the Company. Such goals may include revenues, booking, collection, adjusted EBITDA or other parameters, to reflect the Company’s business performance goals and objectives and to align executive pay with the Company’s medium- or long-term performance, promote successful achievement of critical milestones in the Company’s growth and the execution of its strategy, thereby supporting the increase of Company and shareholder long-term value. For further information regarding the performance metrics applied to the bonuses and PSUs for FYE24 and FYE25, please see “Elements of Compensation” below.

Compensation Consultant and Peer Group

In order to design a competitive executive compensation program that will continue to attract top executive talent and reflect our compensation philosophy, our Compensation Committee has retained Aon’s Talent Solutions Practice, a division of Aon plc (“Aon”), as an independent compensation consultant to provide executive compensation advisory services, help evaluate our compensation philosophy and objectives and provide guidance in administering our executive compensation program. While we acknowledge the uniqueness of each employer’s circumstances in setting executive compensation, we find value in referencing specific and aggregated compensation data from selected companies or groups. This information serves as a useful tool in our decision-making process across all aspects of our compensation framework.

During FYE25, the Compensation Committee approved a peer group of 17 companies proposed by Aon (the “Peer Group”). The Peer Group was chosen using various parameters to ensure comparability on the one hand, and a certain degree of diversity, on the other hand, while giving effect, among other things, to the following preferences, bearing in mind that some of the companies in the Peer Group meet some but not all of the below criteria:
+	Software companies, prioritizing companies with a security focus and selling primarily into government channels.
+	Companies with revenues of between $150 million and $800 million reflecting a range of approximately 50% to 200% of our revenues over the past three years.
+	Companies with a market value of between $150 million to $3.0 billion.
+	Companies with a headcount of 500 to 2,600 employees, reflecting approximately 30% to 150% of our projected headcount for the next couple of years.
+
Preference was given to companies based in Israel that went public within the last five years with shares listed on Nasdaq, ensuring that the list has sufficient representation from companies with headquarters in Israel.

Following review and consideration of the different factors, our Compensation Committee and Board approved the below as our Peer Group for FYE25:

AvePoint	Domo	Rimini Street
BigCommerce	Enfusion	Riskified
C3.ai	Everbridge	SecureWorks
Cellebrite DI	Kaltura	Similarweb
Consensus Cloud Solutions	MeridianLink	WalkMe
Zuora	Rapid7

Two legacy peers included in the Peer Group for FYE24 were removed due to significant year- on-year increases in their market capitalization beyond the range stated above.

During FYE24 and FYE25, Aon provided an analysis of data derived from members of our Peer Group. The Compensation Committee used Aon analysis to help structure a competitive executive compensation program, position executive compensation by considering market data, and make individual compensation decisions based on comparable positions at companies with which we compete for talent. While the Compensation Committee does not establish compensation levels solely based on a review of competitive data or benchmark to any particular level, it believes such data is a useful tool in its deliberations as our compensation policies and practices must be competitive in the marketplace for us to be able to attract, motivate and retain qualified executive officers.

Elements of Compensation

The primary elements of our executive officers’ compensation and the main objectives of each are:

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Base Salary: Base salary attracts and retains talented executives, recognizes individual roles and responsibilities, and provides stable income. The base salary payable to each executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Base salaries provide our executive officers with a reasonable degree of financial certainty and stability. Each executive officer’s initial base salary was provided in their employment agreement. The FYE24 and FYE25 base salaries for our executive officers, other than of our Chief Executive Officer, were updated in order to be more competitive and attractive in relation to the market standards. Based on the study conducted by our compensation consultant, after giving effect to such increases, our executive officers’ base salaries remain below the 25th percentile of the Peer Group.

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Cash Incentive Bonus: Performance based annual cash bonuses are primarily intended to reward superior performance of financial and, to a lesser extent, qualitative and non-financial goals by our executive officers and support fixed compensation in attracting and retaining our executive officers. The performance goals that underlie the bonus entitlement are determined by our Compensation Committee and our Board and are designed to ensure that bonuses are paid to reward for achievements with respect to the Company’s business objectives and targets. Such goals generally include revenues, booking, collection, adjusted EBITDA or other parameters.

In FYE24, approximately 14% of the total compensation paid to all our executive officers was in the form of a target bonus.

The table below includes the performance metrics and the corresponding percentage weight assigned to each performance metric with respect to the attainment of the cash bonuses during each of FYE24 and FYE25.

Annual Performance Metric	Weight
Booking	30%
Non-GAAP Revenue	25%
Collection	25%
Personal goals	20%

The actual payment of the target cash bonuses for FYE24 was, and for FYE25 is, contingent upon achieving at least 90% of the specified target performance metrics, and in case of over-achievement, may reflect a potential payout of up to 200% according to a pre-defined formula.

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Long Term Incentive Compensation: Equity compensation, provided in the form of time vesting restricted share units (RSUs) as well as performance-based restricted share units (PSUs), aligns executives’ interests with our shareholder’ interests, emphasizes long-term financial and operational performance, and helps retain executive talent. Equity-based compensation creates an ownership culture among our executive officers that provides an incentive to contribute to the continued growth and development of our business and aligns the interests of our executives with those of our shareholders. The vesting of both RSUs and PSUs is subject to continued service by the executive officer, which vesting condition further strengthens the executive officer’s long- term commitment.

In addition, to further align our executive officers’ compensation with our shareholders’ interests, a significant portion of the equity awards (50% in recent years) is awarded to our executive officers in the form of PSUs, the vesting of which is also subject to the attainment of pre-determined performance criteria for two fiscal years, which criteria are aligned with Company’s goals, strategy and annual operating plan. Given such vesting criteria, the PSUs will only vest subject to attainment of such pre-determined goals. The PSUs may settle into up to two times the number of underlying shares to the extent that the performance is overachieved. In certain previous years, where the Company did not fully meet the goals determined by our Board and Compensation Committee, the PSUs granted by us did not vest, or only partially vest, therefore such PSUs strongly align with our pay-for-performance philosophy.

In FYE24, approximately 67% of our executive officers’ direct compensation was made in equity-based compensation in the form of RSUs and PSUs.

The table below includes the two-year performance metrics and the corresponding percentage weight assigned to each such two-year performance metric with respect to the attainment of the performance- based vesting terms of the PSUs granted to each of our executive officers during FYE24 and FYE25.

Two-Year Performance Metric	Weight
Non-GAAP Revenue	33.3%
Adjusted EBITDA	33.3%
Collection	33.3%

Similar to our approach with the target bonuses, the actual payout and settlement of the PSUs granted during FYE24 and FYE25 is contingent upon achieving at least 82% of the specified target performance metrics, and in case of over-achievement, may reflect a maximum potential settlement of up to 200% of the shares, according to a pre-defined formula.

Regarding the mix of these elements in our executive compensation framework, our philosophy has been to weigh more heavily toward long-term incentive compensation and less toward fixed and annual incentive compensation, and we expect this philosophy to continue.

Equity Plan Governance

The Company has adopted one share incentive plan, the Cognyte Software Ltd. 2021 Share Incentive Plan (the “2021 Plan”). The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Tax Ordinance, and Section 3(i) of the Israeli Tax Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and Section 409A of the Code.
The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards.

Our Compensation Committee and Board have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive grants and are committed to continue balancing the scope of our equity compensation program with its impact on our earnings per share. The Compensation Committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and increases in our share-based compensation in proportion to our overall revenue.

Policy for Recovery of Erroneously Awarded Compensation

In September 2023, the Board adopted a policy for the recovery of erroneously awarded compensation in compliance with the SEC rules. The policy provides for the recovery of erroneously awarded incentive-based compensation from current and former officers when there is an accounting restatement due the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. During FYE24, there were no events that triggered a right to a clawback from any of our current or former officers.

Proposed Chief Executive Compensation

At the Meeting, shareholders will be requested to approve amendments to the compensation terms of our Chief Executive Officer. If approved in the Meeting, the below changes will become effective at the Meeting.

Cash Compensation

During each fiscal year, our Chief Executive Officer will be entitled to a cash compensation as described below. In accordance with the Company’s compensation methodology, at least 50% of the Chief Executive Officer’s total target cash compensation will be derived from variable, performance-based compensation.
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Base Salary: A monthly salary of NIS 140,000 (equivalent to $37,534, based on the average conversion rate for the month ended June 30, 2024 (the “Base Salary”).
The Board will evaluate the Base Salary every year and shall have authority to increase such Base Salary on an annual basis by up to (i) 5% of the then effective base salary plus (ii) the increase of the Consumer Price Index in Israel since the previous increase of the Base Salary. In the event that in any anniversary the increase referred to above is at a lower rate than the maximum permitted above, subsequent increase in the following year may be at a higher rate up to the aggregate that would have been had the Base Salary increased at the maximum rate permitted.

The proposed Base Salary reflects approximately a 15% increase to Mr. Sharon’s current base salary, which places the increased Base Salary at the 25th percentile of the Peer Group.

+
Annual On Target Cash Bonus: An annual cash bonus of up to 12 monthly Base Salaries (the “Annual On Target Cash Bonus”).
The Annual On Target Cash Bonus will be paid subject to achievement of certain pre-established quantitative performance goals and objectives that will be determined by our Compensation Committee and Board to be key components in the Company’s medium- and long-term success. Up to 20% of the Annual On Target Cash Bonus may be subject to qualitative performance at the discretion of the Compensation Committee and the Board. In addition, subject to the Company and Chief Executive Officer overachieving the performance objectives determined by the Compensation Committee and the Board by pre-established thresholds in any fiscal year, the Chief Executive Officer may be entitled to an additional bonus equal to up to 12 monthly Base Salaries (the “Overachievement Bonus”). The bonus structure does not reflect any increase to Mr. Sharon’s current bonus structure.

Our Compensation Committee and the Board shall be authorized to pay Mr. Sharon’s Annual On Target Cash Bonus and Overachievement Bonus (each, if and to the extent earned in any fiscal year) in RSUs.

According to Aon’s independent analysis, Mr. Sharon’s proposed cash compensation, including the Annual On Target Cash Bonus, is at the 33rd percentile of the Peer Group.

Equity Awards

The proposed equity awards mix for Mr. Sharon for his role as our Chief Executive Officer includes timed based RSUs and PSUs, as described below.

All such equity awards shall be granted pursuant to the terms of the 2021 Plan.

Our Board and Compensation Committee believe that the proposed equity award plan for the Chief Executive Officer described herein would enable the Compensation Committee and Board to provide long-term incentives through equity awards consistent with the Company’s compensation methodology described above. The proposed plan assures shareholders that the equity-linked compensation for the Chief Executive Officer, which constitutes a significant majority of Mr. Sharon’s overall pay, would align with shareholder interests.
In addition, our Board and Compensation Committee recognize that equity dilution is an important consideration for shareholders. As of July 23, 2024, we had 76,628,843 shares issued and outstanding on a fully diluted basis, of which 4,734,708 were reserved for exercise of outstanding awards, and we had 1,961,415 shares reserved for future grants to employees and management, resulting in an overall level of dilution of approximately 8.5%.
We will continue to monitor our equity use in future years to ensure that it is within competitive market norms.

Equity Awards for Fiscal Years 2025 through 2027

It is proposed that with respect to each of the fiscal years ending on January 31, 2025, 2026 and 2027, as long as Mr. Sharon continues to serve as the Chief Executive Officer on the date of grant, he will receive equity awards as follows:

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Number of Shares: An equal number of RSUs and PSUs such that the aggregate number of such RSUs and PSUs will equal $3.5 million divided by the fair market value of the shares of the Company on the date of grant, which fair market value will be calculated in the manner then calculated by the Company for all of its members of management.
To ensure that that the dilutive effect of Mr. Sharon’s equity grants does not have an excessive dilution effect on our share capital, the aggregate number of RSUs and PSUs granted to Mr. Sharon in any fiscal year will be capped at 600,000.
With respect to FYE25, Mr. Sharon has already received, pursuant to his existing compensation terms, an equity award, comprised of an equal number of RSUs and PSUs, with an aggregate fair market value at the time of the grant of $2.5 million. Subject to the approval of the shareholders of the proposed amendments, Mr. Sharon will be granted a supplemental award in FYE25, comprised of an equal number of RSUs and PSUs, with an aggregate fair market value of $1.0 million on the date of grant.

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Vesting Terms:

PSUs: The Compensation Committee and Board will annually assess Mr. Sharon’s performance in the previous year and his expected contribution to the Company’s short- and long-term success. The Compensation Committee and the Board will then determine the appropriate performance vesting terms of Mr. Sharon’s PSUs for the two fiscal years following the grant. The performance terms are expected to be determined by reference to financial KPIs of the Company based on its operating plans for the relevant years. The PSUs may settle into up to two times the number of underlying shares to the extent that the performance is overachieved on the basis of pre-determined over-achievement levels.

RSUs: The RSUs granted in each of the fiscal years of 2025, 2026 and 2027 shall vest over three (3) years such that one-third (1/3) of the RSUs shall vest on the first anniversary of the applicable grant date, and the balance of the RSUs shall vest equally on a quarterly basis over the following eight (8) quarters, in each case subject to Mr. Sharon remaining continuously employed by the Company through such vesting date.
Upon the occurrence of a Change in Control (as defined in the 2021 Plan) with respect to any awards then held by Mr. Sharon (A) 50% of the then outstanding unvested equity awards held by Mr. Sharon shall fully accelerate upon the occurrence of such Change in Control, and the remaining unvested equity awards shall continue to vest in accordance with their then existing vesting schedule and (B) the remaining unvested equity-linked awards shall be fully accelerated and become fully vested at such time that Mr. Sharon’s employment with the Company is terminated within twelve (12) months following the Change in Control either by the Company or its successor without Cause or by the Executive for Good Reason (as will be customarily defined in Mr. Sharon’s employment agreement).

Pursuant to Aon’s independent analysis, the value of the equity grants for each of the fiscal years ending January 31, 2025, 2026 and 2027, assuming achievement of the PSU performance criteria at target level, is close to median compared with an annual grant for other chief executive officers in our Peer Group. In addition, according to Aon’s independent analysis, consistent with our pay-for-performance philosophy, the foregoing proposed allocation of equal grants of RSUs and PSUs is weighted more toward performance compared to the average performance linkage among our Peer Group.

Additional Benefits

Mr. Sharon’s employment agreement includes additional customary provisions, including customary non-solicitation, confidentiality and intellectual property assignment undertakings by Mr. Sharon. Mr. Sharon will also be subject to a six (6) month non-compete following the termination of his employment.

In the event the employment of Mr. Sharon is terminated by the Company or Mr. Sharon, other than by the Company for circumstances constituting Cause, a six (6) months prior notice will apply in addition to a six (6) months adjustment period, during which periods Mr.
Sharon will be entitled to all benefits described herein, including base salary, pro-rated annual bonus and the continuation of vesting of his outstanding equity awards.

In addition, to the extent Mr. Sharon’s employment with the Company is terminated by the Company, other than for circumstances constituting Cause, or by Mr. Sharon for Good Reason, Mr. Sharon will continue to consult the Company on business related matters for a period of six (6) months that will commence upon the lapse of the foregoing adjustment period, during which period Mr. Sharon will not be entitled to any further compensation or benefits, except that outstanding equity awards will continue to vest. Consistent with his current employment agreement, Mr. Sharon will be entitled to customary fringe benefits which are common in Israeli companies, including standard pensions and saving accruals, contributions to a study fund, participation in Company’s insurance plans, customary reimbursement of expenses, leased car, mobile phone reimbursement, and 26 annual vacation days.
Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve amendments to the terms of employment of Mr. Elad Sharon, the Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated July 30, 2024”.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) provides that in any given fiscal year, the value of the equity awards granted to our chief executive officer will not exceed the higher of (i) seven times his or her annual base salary and (ii) 0.5% of the Company’s fair market value. While we are committed to providing long-term value to our shareholders, we cannot ensure at a high degree of certainty what will be the fair market value of our Company in any given fiscal year. In light of the above, and for the avoidance of any doubt, in case the value or the terms of any awards granted herein in any fiscal year will deviate from the applicable terms set forth in our Compensation Policy, we are seeking to approve this proposal under a Special Majority, and accordingly, the approval of the amended terms of employment shall be also be deemed to be an approval of any possible deviation thereof from our Compensation Policy.

Board Recommendation

The Board recommends a vote “FOR” the amendments to the terms of employment of Mr. Elad Sharon, Company’s Chief Executive Officer.

PROPOSAL 3	APPROVAL AND RATIFICATION OF THE APPOINTMENT OF KESSELMAN & KESSELMAN, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Background

Under the Companies Law and our Articles of Association, our independent auditors are to be appointed by our shareholders.

Appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers
International Limited
Following the recommendation by our Audit Committee and the Board, the Company seeks to appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditor (the “Proposed Auditor”) for the fiscal year ending January 31, 2025, and until our next annual general meeting of shareholders, and to authorize our Board, upon recommendation of the Audit Committee to determine the Proposed Auditor’s remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

Brightman Almagor Zohar & Co., a member of the Deloitte Global Network (the “Former Auditor”), served as our independent registered public accounting firm for FYE23 and FYE24. Below are the Former Auditor’s fees for professional services in each of the respective fiscal year:

Year Ended January 31,
in thousands of US $	2024	2023
Audit Fees	$736	$805
Audit-Related Fees		75

Tax Fees	13	24
Total	$749	$904

(1)
“Audit fees” include fees for professional services rendered for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including consents and assistance with and review of documents filed with the SEC.

(2)
“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, other than those included in “Audit fees” namely, services related to other statutory or regulatory filings and due diligence.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning on actual or contemplated transactions.

The Audit Committee reviews and approves the engagement of our independent accountant to perform certain audit and non-audit services. This review and approval procedure is designed to assure that such engagements do not impair the independence of our auditors. Annually, the Audit Committee pre-approves a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.
Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ended January 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors”.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the foregoing resolution approving the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the fiscal year ended January 31, 2025.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended January 31, 2024. A copy of the FYE24 Annual Report, including the audited consolidated financial statements for the year ended January 31, 2024, is available for viewing and downloading on the SEC’s website at www. sec.gov as well as on the “Investor Relations” section of our Company’s website at https://www.cognyte.com/investors/.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.
ADDITIONAL INFORMATION

Our FYE24 Annual Report filed with the SEC on April 9, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://www.cognyte.com/investors/.

The Company is subject to the information reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board,

Elad Sharon
Chief Executive Officer
Dated: July 30, 2024

APPENDIX A	SUPPLEMENTAL INFORMATION ABOUT NON-GAAP FINANCIAL MEASURES

The proxy statement includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP revenue, non-GAAP gross profit and gross margins and adjusted EBITDA. The tables below include a reconciliation of each non-GAAP financial measure for completed periods presented in the proxy to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:

+
facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,

+	facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and

+	allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.
Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Revenue adjustments. We exclude from our non-GAAP revenue the impact of fair value adjustments required under GAAP relating to software and software service revenue and professional service and other revenue acquired in a business acquisition, which would have otherwise been recognized on a stand-alone basis. We believe that it is useful for investors to understand the total amount of revenue that we and the acquired company would have recognized on a stand-alone basis under GAAP, absent the accounting adjustment associated with the business acquisition. We believe that our non-GAAP revenue measure helps management and investors understand our revenue trends and serves as a useful measure of ongoing business performance.

Amortization of acquired technology and other acquired intangible assets. When we acquire an entity, we are required under GAAP to record the fair values of the intangible assets of the acquired entity and amortize those assets over their useful lives. We exclude the amortization of acquired intangible assets, including acquired technology, from our non-GAAP financial measures because they are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions. We also exclude these amounts to provide easier comparability of pre and post-acquisition operating results.

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures.

We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our ordinary shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry. Acquisition expenses (benefit), net. In connection with acquisition activity (including with respect to acquisitions that are not consummated), we incur expenses, including legal, accounting, and other professional fees, integration costs, changes in the fair value of contingent consideration obligations, and other costs.
Integration costs may consist of information technology expenses as systems are integrated across the combined entity, consulting expenses, marketing expenses, and professional fees, as well as non-cash charges to write-off or impair the value of redundant assets. We exclude these expenses from our non-GAAP financial measures because they are unpredictable, can vary based on the size and complexity of each transaction, and are unrelated to our continuing operations or to the continuing operations of the acquired businesses. Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the changing needs of our business and we believe that excluding them provides easier comparability of pre- and post- restructuring operating results.

Separation expenses. On December 4, 2019, Verint announced its intention to separate into two independent publicly traded companies:

Cognyte Software Ltd., which consists of Verint’s Cyber Intelligence Solutions business, and Verint Systems Inc., which consists of its Customer Engagement Business. We incurred significant expenses to separate the aforesaid businesses, including third-party advisory, accounting, legal, consulting, and other similar services related to the separation as well as costs associated with accelerated depreciation and amortization of assets which became obsolete following the separation from Verint, including those related to human resources, brand management, real estate, and information technology to the extent not capitalized. These costs are incremental to our normal operating expenses and incurred solely as a result of the separation transaction. Accordingly, we are excluding these separation expenses from our non-GAAP financial measures in order to evaluate our performance on a comparable basis.

Business Divestiture gains/losses. In certain cases, we may divest a portion of our business, which may result in a gain or loss on divestiture. These gains or losses may result from the sale of a business unit or the termination of a product line or service. We exclude these gains or losses from our non- GAAP financial measures in order to provide a more meaningful comparisons of our ongoing business performance between periods and to other companies in our industry. On December 1, 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer agendas, we sold our Situational Intelligence Solutions (SIS) business.
Provision for legal claim. We exclude from our non-GAAP financial measures accrual recorded for the settlement of certain legal claims related to our business acquisitions.

Other adjustments. We exclude from our non- GAAP financial measures rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Adjusted EBITDA is also used by credit rating agencies, lenders, and other parties to evaluate our creditworthiness.

Reconciliation of GAAP to Non-GAAP Measures (Unaudited) In millions of US$

	Q1-FYE25	Q4-FYE24	Q3-FYE24	Q2-FYE24	Q1-FYE24	FYE24	FYE23
Revenue
Total GAAP revenue	82.7	83.7	79.4	77.1	73.3	313.4	312.1
Revenue adjustments	-	-	-	-	0.1	0.1	1.0
SIS adjustments (*)	-	-	-	-	-	-	(30.1)
Total non-GAAP revenue	82.7	83.7	79.4	77.1	73.4	313.5	283.0
Gross profit
GAAP gross profit	58.4	57.4	55.3	52.9	49.8	215.4	192.1
GAAP gross margin	70.6%	68.5%	69.7%	68.7%	67.9%	68.7%	61.6%
Stock-based compensation expenses	0.4	0.4	0.4	0.3	0.3	1.4	3.3
Other adjustments, net	-	-	-	0.1	0.1	0.2	3.3
SIS adjustments (*)	-	-	-	-	-	-	(21.2)
Non-GAAP gross profit	58.8	57.8	55.7	53.3	50.2	217	177.6
Non-GAAP gross margin	71.1%	69.0%	70.2%	69.2%	68.4%	69.2%	62.8%
Operating loss and adjusted EBITDA
GAAP operating loss	(2.3)	(2.9)	(2.8)	(5.6)	(6.9)	(18.1)	(103.3)
Stock-based compensation expenses	3.9	4.0	3.6	2.7	1.9	12.2	25.2
Other adjustments, net	0.2	(0.1)	0.4	1.9	(0.6)	1.7	10.4
SIS adjustments (*)	-	-	-	-	-	-	(3.8)
Non-GAAP operating (loss) income	1.8	1.0	1.2	(0.9)	(5.5)	(4.2)	(71.4)
Depreciation and amortization	3.2	3.3	3.4	3.3	3.2	13.2	15.5
Adjusted EBITDA	$5.0	$4.3	$4.6	$2.3	$(2.3)	$9.0	$(55.9)

(*) as adjusted to reflect the divestiture on December 1, 2022, of our situational intelligence solutions business.

	FYE24	FYE23
Cash from operations	34.6	(37.0)
Purchases of property and equipment	(7.0)	(8.3)
Cash paid for capitalized software development costs	(2.0)	(3.4)
Free cash flow	25.5	(48.7)